EXHIBIT 99.1

Stantec to provide design services for €3.2 billion semiconductor assembly and test facility in Italy

EDMONTON, Alberta and NEW YORK, Feb. 19, 2025 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, and its partner Drees & Sommer have been selected for Silicon Box’s new €3.2 billion state-of-the-art semiconductor assembly and test facility in Northern Italy. Stantec will provide architecture for the administration areas and infrastructure design including overall permitting services.

Scheduled to begin operations in 2028, the new facility will be located close to Novara, Piedmont, and is expected to create approximately 1,600 jobs in the region. As Silicon Box’s second asset, it will emulate the company’s state-of-the-art automated flagship facility in Singapore, which offers the world’s most advanced large-format panel-level semiconductor packaging solutions.

“The global market is looking for a more secure and robust electronics supply chain. Silicon Box’s expansion into Italy is a significant catalyst to this growing ecosystem in Europe,” said Leonard Castro, Stantec’s executive vice president for Buildings. “By uniting our local presence with global expertise in this space, we’re uniquely positioned to support Silicon Box with this expansion.”

Drees & Sommer, a global provider of single source consultation and implementation services for the real estate, infrastructure and industrial markets, is providing industrial engineering, architecture, structural engineering, and mechanical/electrical engineering as well as clean room/dry room design services for the production and central utility buildings.

Silicon Box is an advanced semiconductor integration facility specializing in enabling chiplet architecture and high-performance packaging solutions essential for next generation semiconductors, and this project marks its first manufacturing expansion outside of Singapore.

"Silicon Box selected Stantec for its global expertise in building cutting-edge manufacturing facilities. Their partnership with Drees & Sommer highlights a dedication to excellence, and both companies bring a wealth of experience drawn from their extensive global portfolios, providing us with confidence to align with the expectations of Europe and the Italian central and local governments,” said Mike Han, head of business at Silicon Box. “We were impressed with Stantec’s dedication to sustainable development, which will enable Silicon Box’s Novara foundry to align with Europe’s high environmental and community standards. Our recent kick-off workshop has set a strong foundation for the design phase, and we look forward to execution.”

Bringing innovation to Italy
With a goal to develop advanced technologies that are critical to scale next generation applications with lower-cost, enhanced performance and flexibility, the new facility is expected to serve as a catalyst for broader advanced manufacturing investments and innovation in Italy. It will enhance the country’s competitive strengths on key initiatives such as artificial intelligence, data centers, mobile technologies, electric vehicles, radio frequency power amplifiers, wearables, and edge computing.

These initiatives reflect Silicon Box’s commitment to its broader investment strategy in the semiconductor industry. They also align with the Italian government and European Commission’s goals of driving innovation and building a more resilient semiconductor supply chain.

Stantec’s design will embrace the highest environmental standards, focusing on sustainability and minimizing environmental impact per the European Commission’s current and future requirements.

Expanding production across the globe
Stantec’s industry-leading integrated architectural and engineering team works with the global industrial sector, helping clients improve their operations, reduce costs, and optimize production flows.

Silicon Box’s plant marks one of several major advanced manufacturing projects currently in design by Stantec, including the Qcells solar power manufacturing facility, a $2.5 billion investment that will quadruple its production capacity; Form Factory 1 iron-air battery production facility, a fast-tracked new plant to mass produce low-cost, grid-scale batteries; and Agratas battery cell manufacturing facility, a new £4 billion battery plant.

Learn more about Stantec’s innovative industrial building design solutions.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended, or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Susan Bender Stantec Media Relations Ph: (267) 773-9593 susan.bender@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com